Infantly Available, Inc.

May 11, 2012

Adam Turk

Telephone Number: 202.551.3780

Fax Number: 703.813.6984

Re: Infantly Available, Inc.

Amendment No.3 to Registration Statement on form S-1

Filed April 27, 2012

File No. 333-178788

Dear Mr. Turk:

Thank you for your letter dated May 2, 2012. Regarding your comments, please find in the following pages the questions and answers for the comments.

General

1.

We note your response to comment 1 in our letter dated April 24, 2012 and we reissue, in part, the comment. Since you appear to qualify as an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012 (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•

Describe how and when a company may lose emerging growth company status; and

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

We have disclosed on our prospectus cover page that:

“The Company is an emerging growth company, but the company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to section 107(B) of the Jump Start Business Act of 2012.

An emerging growth company could be capable of taking advantage of several exceptions. See page 8 for a discussion of these exceptions.”

We have disclosed on Prospectus Summary started on page 8, that:

“The Company is an emerging growth company, but the company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to section 107(B) of the Jump Start Business Act of 2012.

An issuer remains an emerging growth company until the earliest of:

•

The last day of the fiscal year during which it had total annual gross revenues of $1 billion or more;

•

The last day of the fiscal year following the fifth anniversary of its initial public offering date;

•

The date on which it has, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

•

The date on which it is deemed to be a “large accelerated filer”, as defined in section 240.12b–2 of title 17, Code of Federal Regulations, or any successor thereto.

An emerging growth company could be capable of taking advantage of several exceptions, such as:

Say-On-Pay. Section 14A(e) of the Exchange Act has been amended to exempt emerging growth companies from the “say-on-pay”, “say-on-pay frequency” and “say-on-golden parachute” requirements that were enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act. After cessation of emerging growth company status, if an issuer was an emerging growth company for less than two years after its initial public offering date, it must hold a say-on-pay vote no later than the end of the three-year period beginning on the date it is no longer an emerging growth company. Any other company that has ceased to be an emerging growth company must hold a say-on-pay vote no later than the end of the one-year period beginning on the date it is no longer an emerging growth company. In addition, following cessation of emerging growth company status, a company will become subject to the say-on-pay-frequency and say-on-golden parachute provisions of Rule 14a-21 promulgated under the Exchange Act.

Pay-versus-Performance. Section 14(i) of the Exchange Act has been amended to exempt emerging growth companies from the pay versus-performance requirements that were enacted as part of the Dodd-Frank Act. The SEC has not yet finalized the regulations implementing the pay-versus-performance requirements of the Dodd-Frank Act.

CEO Pay Ratio Disclosure. Section 953(b)(1) of the Dodd-Frank Act has been amended to exempt emerging growth companies from the requirement to compare CEO compensation to the median of the annual total compensation of all employees of the issuer other than the CEO. The SEC has not yet finalized the regulations implementing the pay ratio disclosure requirements of the Dodd-Frank Act.

Compensation Disclosures. Emerging growth companies may comply with the less burdensome executive compensation disclosure requirements applicable to any issuer with a market value of less than $75 million of outstanding voting and nonvoting common equity held by non-affiliates. Currently these provisions are set forth in Item 402(l) through (r) of Regulation S-K as applicable to smaller reporting companies.

Financial Statement Requirements. Section 7 of the Securities Act has been revised to require that two years, rather than three years, of audited financial statements be included in any registration statement filed with the SEC by an emerging growth company. Similarly, an emerging growth company need only present its Management’s Discussion and Analysis of Financial Condition and Results of Operations for each period for which financial statements are presented rather than the periods required by Item 303 of Regulation S-K. Furthermore, an emerging growth company need not present selected financial data for any period prior to the earliest audited period presented in connection with its initial public offering. In addition, an emerging growth company need not comply with any new or revised financial accounting standard until such date that a company that is not an “issuer”, as defined in Section 2 of the Sarbanes Oxley Act of 2002 (generally, a nonpublic company), is required to comply with such new or revised accounting standard. Similar changes were also made to Section 13(a) of the Exchange Act.

Internal Control over Financial Reporting. Section 404(b) of Sarbanes-Oxley has been amended to exempt emerging growth companies from the requirement to obtain an attestation report on internal control over financial reporting from the issuer’s registered public accounting firm. Currently, this requirement is only applicable to “accelerated filers” and “large accelerated filers” as defined in Rule 12b-2 promulgated under the Exchange Act.

PCAOB Rules. The Public Company Accounting Oversight Board must exclude emerging growth companies from any rules it might adopt addressing mandatory audit firm rotation or requiring a supplement to the auditor’s report in which the auditor would provide additional information about the audit and the financial statements of the issuer (a so-called auditor discussion and analysis). No PCAOB rules adopted after the date of enactment of the JOBS Act will apply to an emerging growth company unless the SEC determines that the application of such rules is necessary or appropriate in the public interest, after considering the protection of investors and whether the action will promote efficiency, competition and capital formation.

We could also be entitled to exemptions under Section 14(a) and (b) of the Securities Exchange Act of 1934, as described below:

a.

Solicitation of proxies in violation of rules and regulationsIt shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 12.

b.

Giving or refraining from giving proxy in respect of any security carried for account of customer

1.   It shall be unlawful for any member of a national securities exchange, or any broker or dealer registered under this title, or any bank, association, or other entity that exercises fiduciary powers, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to give, or to refrain from giving a proxy, consent, authorization, or information statement in respect of any security registered pursuant to section 12, or any security issued by an investment company registered under the Investment Company Act of 1940, and carried for the account of a customer.

2.

With respect to banks, the rules and regulations prescribed by the Commission under paragraph (1) shall not require the disclosure of the names of beneficial owners of securities in an account held by the bank on December 28, 1985, unless the beneficial owner consents to the disclosure. The provisions of this paragraph shall not apply in the case of a bank which the Commission finds has not made a good faith effort to obtain such consent from such beneficial owners.”

Business, page 28

2.

We reissue comment eight in our letter dated April 24, 2012. Clarify, if true, that competitors have greater financial resources and longer operating histories than you. In addition, remove the reference to a “profitable business” since you have not even commenced operations.

We have stated on our 2nd paragraph on page 34, that:

“Currently, our competitors have greater financial resources and longer operating histories than us.”

We have deleted, from our 1st full paragraph on page 31 and from our 1st paragraph on page 34 the phrase:

“We strongly believe that organic apparel has great potential for a profitable business now and for the near future.”

Directors and Executive Officers, page 63

3.  We note your response to comment 9 in our letter dated April 24, 2012 and we reissue the comment. We also note from your bylaws that directors may be elected by a plurality of votes. Since, as you disclose, Ms. Borrie will hold 70% of your shares outstanding after the offering, it appears she will be able to exercise significant control over the selection of directors. Please revise this section to clarify that Ms. Borrie will select your directors at least until such time as he disposes her majority interest in the company.

We have amended the last paragraph on page 65:

“Our sole director serves until her successor is elected and qualified. According to our bylaws, directors may be elected by a plurality of votes. Ms. Borrie (who currently owns 100% of the Company’s outstanding shares and will own at least 70% of the outstanding shares after this offering is completed) will be able to select our directors at least until such time as she disposes her majority interest in the company. There are no nominating or compensation committees. The Company’s current Audit Committee consists of our sole officer and director.”

Certain Relationships and Related Transactions, page 68

4.

We note your response to comment 10 in our letter dated April 24, 2012 and we reissue the comment. Your financial statements disclose a liability, due to related party, of $3,100 as of February 29, 2012. Please revise this section to describe transaction in which you incurred liability of $3,100 due to a related party. In addition, we note that the office space provided free of charge, as disclosed footnote four to the financial statements.

We have amended our “Certain Relationships and Related Transactions” section, stating, on the 1st and 2nd full paragraphs on page 71, that:

“As of February 29, 2012; we have incurred liability, due to related party, of $3,100 regards the payment for the August 31, 2011 Audited Financial Statements ($2,750) and Concurring review August 31, 2011 Financial Statements ($350). This payment has been accounted as a Shareholder loan, because the president was responsible for it.

In addition, our office space is provided free of charge by our president.”

s/Danielle Borrie

Danielle Borrie

Infantly Available, Inc.